AerSale Corporation

255 Alhambra Circle, Suite 435

Coral Gables, Florida 33134

January 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010
Attention: Rebekah Reed

Re:	AerSale Corporation Registration Statement on Form S-3 (Registration No. 333-276407) Request for Acceleration of Effective Date

To the addresses set forth above:

In accordance with Rule 461 under the United States Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-276407) (the “Registration Statement”), of AerSale Corporation (the “Company”).

We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Thursday, January 11, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling John J. Slater at (212) 906-1675.

Thank you for your assistance in this matter.

Sincerely,

AerSale Corporation

By:	/s/ James Fry
Name: James Fry
Title: General Counsel